Exhibit (a)(1)(x)

Suite 1120, Cathedral Place,

925 West Georgia Street

Vancouver, British Columbia,

Canada V6C 3L2

Tel: (604) 687-6600

Toll Free: 1-888-411-GOLD

Fax: (604) 687-3932

Email: info@aurizon.com

www.aurizon.com

Toronto Stock Exchange Ticker Symbol – ARZ NYSE MKT Ticker Symbol – AZK U.S. Registration (File 001-31893) News Release Issue No. 6-2013

Draft for discussion purposes only

AURIZON ANNOUNCES HEARING ON SHAREHOLDER RIGHTS PLAN

Vancouver, BC, February 12, 2013 — The Board of Directors of Aurizon Mines Ltd. (TSX:ARZ) (NYSE MKT:AZK) (“Aurizon” or the “Company”) announced today that the British Columbia Securities Commission (the “BCSC”) will hold a hearing on February 18, 2013 in response to an application made by Alamos Gold Inc. (“Alamos”) for an order to cease trade Aurizon’s shareholder rights plan (the “Rights Plan”). The Rights Plan was adopted by Aurizon on January 22, 2013.

Aurizon is preparing submissions to the BCSC to oppose Alamos’ application, which follows Alamos’ January 14, 2103 unsolicited take-over bid for all of Aurizon’s shares. The Rights Plan is needed in order to provide sufficient time for Aurizon to explore value-enhancing strategic alternatives. The Board of Directors firmly maintains that the Rights Plan continues to be in the best interests of Aurizon and its shareholders.

As noted in Aurizon’s February 8, 2013 press release, a number of parties have entered into confidentiality agreements with the Company and are in the process of conducting diligence and making site visits. The Shareholder Rights Plan is important to ensure the Board has adequate time to consider these and all other potential alternatives to the Alamos offer. The Rights Plan also ensures that all shareholders receive equal treatment in the event of an unsolicited offer. The Board of Directors did not adopt the Rights Plan to prevent a take-over of the Company, to secure the continuance of management or the directors or to deter fair offers for Aurizon shares.

Aurizon continues to advise its shareholders not to tender to Alamos’ inadequate bid, which is subject to a number of conditions that have yet to be satisfied, and to withdraw any shares that have already been tendered. By tendering to Alamos’ inadequate bid, shareholders may forego the opportunity to benefit from any value-enhancing alternative that may otherwise emerge from the Board of Directors’ ongoing efforts to maximize value described above.

The reasons for the recommendation by the Board of Directors that shareholders REJECT Alamos’ unsolicited offer can be found in the directors’ circular of Aurizon dated January 22, 2013, which is available on Aurizon’s website at www.aurizon.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Aurizon shareholders are advised to read the directors’ circular in full, as it contains important information regarding the Board of Directors’ recommendation to reject the Alamos offer.

Shareholders who have tendered their shares to the Alamos offer and who wish to obtain advice or assistance in withdrawing their shares are urged to contact their broker or Georgeson, the information agent retained by Aurizon, at one of the telephone numbers listed below.

For assistance

Shareholders who have questions or require any assistance can contact Georgeson by calling toll free in North America at 1-888-605-7616, calling collect from outside North America at 1-781-575-2422, or by email at askus@georgeson.com.

News Release – February 7, 2013	Page	2

This document may contain forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively, “forward-looking statements”), including those regarding the identification, development and negotiation of alternatives to the Alamos offer. These forward-looking statements are based on a number of assumptions, including as to the value of Aurizon’s assets, that the process initiated by the Board of Directors to explore alternatives to maximize the value of Aurizon will proceed as currently contemplated and that superior alternatives to present to Aurizon Shareholders will be available and can be sufficiently advanced in the time available. There can be no assurance that forward-looking statements herein will prove to be accurate and you should not place undue reliance on them. Actual results and developments may differ materially from those expressed or implied by these forward-looking statements, including due to superior alternatives not being available or being unable to be sufficiently advanced in the time available and to those risks set forth in the Aurizon Directors’ Circular dated January 22, 2013 and Aurizon’s Annual Information Form dated March 30, 2012, which are available at www.sedar.com. Aurizon specifically disclaims any obligation to reissue or update these forward-looking statements as a result of new information or events after the date hereof, except as may be required by law.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world’s most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions. Aurizon shares trade on the Toronto Stock Exchange under the symbol “ARZ” and on the NYSE MKT under the symbol “AZK”. Additional information on Aurizon and its properties is available on Aurizon’s website at www.aurizon.com.

Media Contact:

Longview Communications

Trevor Zeck (604) 694-6037 or Louise Kozier (604) 644-6090

Investor Contact:

Jennifer North, Manager Investor Relations

Aurizon Mines Ltd.

Investor Relations: jennifer.north@aurizon.com

Telephone: 604-687-6600 Fax: 604-687-3932

Toll Free: 1-800-411-GOLD (4653)

Email: info@aurizon.com Website: www.aurizon.com